UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

W&T Offshore, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.00001 PER SHARE

(Title of Class of Securities)

92922P106

(CUSIP Number)

Tracy W. Krohn

Eight Greenway Plaza, Suite 1330

Houston, Texas 77046

(713) 826-8525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Mark L. Jones, Esq.

Adams and Reese LLP

4400 One Houston Center

1221 McKinney

Houston, Texas 77010

(713) 652-5151

May 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92922P106	13D

1.	Names of Reporting Person. I.R.S. Identification Nos. of above person (entities only).

Tracy W. Krohn
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

47,839,278(1)
8. Shared Voting Power

0
9. Sole Dispositive Power

40,752,007
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

47,839,278(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

72.3%(2)
14.	Type of Reporting Person

IN

(1)	Includes 7,087,271 shares owned of record by Ann K. Freel and Jerome F. Freel and which Reporting Person has the sole right to vote pursuant to Limited Powers of Attorney attached hereto as Exhibits A and B.
(2)	Based upon 66,139,487 shares of Common Stock outstanding on May 15, 2006.

Introduction

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on February 11, 2005 and Amendment No. 1 to Schedule 13D filed on February 11, 2005 (collectively, with all amendments thereto, the “Schedule 13D”).

Preliminary Note: The Reporting Person is filing this Schedule 13D/A with respect to the Common Stock, par value $.00001 per share (the “Common Stock”), of W&T Offshore, Inc. (the “Company”). This Amendment to the Schedule 13D is being filed to report that Tracy W. Krohn (“Mr. Krohn”) is beneficial owner of certain additional shares pursuant to Limited Powers of Attorney.

ITEM 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended in their entirety to read as follows:

(a) There were 66,139,487 shares of Common Stock outstanding on May 15, 2006.

As of May 22, 2006, Mr. Krohn may be deemed to beneficially own an aggregate of 47,839,278 shares of Common Stock, representing, in the aggregate, approximately 72.3% of the outstanding shares of Common Stock. Mr. Krohn has been granted Limited Powers of Attorney by Ann K. Freel and Jerome F. Freel pursuant to which Mr. Krohn has the power to vote 7,087,271 shares owned of record by Mr. and Mrs. Freel, which are included in such shares beneficially owned by Mr. Krohn.

(b) Mr. Krohn has the sole power to vote or to direct the vote and has the sole power to dispose or to direct the disposition of 40,752,007 shares of the Common Stock, and the sole power to vote or to direct the vote of 7,087,271 shares of Common Stock, that he may be deemed to beneficially own as indicated above.

(c) The Reporting Person has not effected any transactions in the Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended in its entirety to read as follows:

Other than the Limited Powers of Attorney filed by the Reporting Person in this Schedule 13D/A filing, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits

Exhibit	A. Limited Power of Attorney from Ann K. Freel

Exhibit	B. Limited Power of Attorney from Jerome F. Freel

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:

By:	/s/ Price W. Wilson
Price W. Wilson*

*	Pursuant to Power of Attorney filed by the Reporting Person as Exhibit 24.1 to the Reporting Person’s Form 3 and incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10

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